UNITED STATES                   SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION           000-18291
                             WASHINGTON, DC, 20549
                                                                  CUSIP NUMBER
                                                                    97607634
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING



Check one:      Form 10-K        Form 20-F       Form 11-K  X   Form 10-Q
                Form N-SAR

For Period Ended: September 30, 1998

 [  ]  Transition Report on Form  10-K
 [  ]  Transition Report on Form  20-F
 [  ]  Transition Report on Form 11-K
 [  ]  Transition Report on Form 10-Q
 [  ]  Transition Report on Form N-SAR

For the Transition period Ended:
Read Instruction (on back page) Before preparing Form, please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

U.S. PAWN, INC.
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Full Name of registrant


Former Name if applicable

7215 LOWELL BLVD.
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Address of Principle Executive Office (Street and Number)


WESTMINSTER CO. 80030
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expense;

   X     (b)      If the subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calender day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time Period. (Attach Extra Sheets if Needed)

     In late September and early October of 1998, certain events and conditions relating to the Company's operations in the Omaha, Nebraska area occurred which require the evaluation of the carrying values of certain assets at that location. As these evaluations require the gathering of additional information and substantial additional time to complete, the Registrant's Form 10-QSB for the period ended September 30, 1998 could not be filed within the prescribed time period.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Charles C. Van Gundy               (303)            657-3550
     ---------------------------------------------------------------------------
               (Name)                    (Area Code)      (phone Number)

(2) Have all other periodic reports required Under Section 13 or 15(d) of to Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).    X    Yes           No
                         -------      -------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?    X    Yes            No
              -------       -------
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the Company will report a net loss for the three months ended September 30, 1998 in excess of $300,000 as compared to the loss of $139,000 reported for the three months ended September 30, 1997. The anticipated net loss is primarily attributable to the impairment of long-lived intangible assets, an inventory valuation allowance, the non-deductibility for income tax purposes of such non-recurring charges and the sale of certain assets.

     The Company's results of operations will be more fully explained in the Registrant's Form 10-QSB for the period ended September 30, 1998 to be filed with the Commission on or before November 19, 1998.



                                 U.S. PAWN, INC
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on it's behalf by the undersigned hereunto duly authorized.

Date     November 16, 1998             By  /s/  Charles c. Van Gundy
         -----------------                 -------------------------------------
                                           Charles C. Van Gundy
                                           Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations Under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.